UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 20, 2011
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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This Report on Form 6-K contains a press release issued by Statoil ASA on December 20, 2011, entitled "Statoil becomes operator in pre-salt offshore Angola".

Statoil becomes operator in pre-salt offshore Angola

Statoil (OSE:STL, NYSE:STO) has been awarded operatorship for blocks 38 and 39 and partner position in blocks 22, 25, 40 in the Kwanza basin in Angola.

This follows the conclusion of the competitive Limited International Bidding Round organised by Sonangol for access to pre-salt acreage in the Kwanza Basin offshore Angola.

"With 20 years of experience in Angola and a position as one of the largest producers in the country, becoming an operator of two pre-salt licences is an important milestone for Statoil. The Angolan pre-salt is a frontier play with high potential, believed to be analogous to pre-salt Brazil. Early access to a multiple block portfolio in exploring this new play gives Statoil exposure to significant upside potential should the play be proven", says Tim Dodson, executive vice president for Exploration in Statoil.

Statoil is the operator for the following blocks with 55% interest:

  Block 38 - Partners are Sonangol P&P and China Sonangol with 30% and 15% interest respectively.
  Block 39 - Partners are Sonangol P&P and Total with 30% and 15% interest respectively.

Statoil is a partner in the following blocks with 20% interest:

  Block 22 - Repsol is the operator with 30% interest, and Sonangol P&P is a partner with 50% interest.
  Block 25 - Total is the operator with 35% interest, with BP and Sonangol P&P is a partners with 15% and 30% interest, respectively.
  Block 40 - Total is the operator with 50% interest, and Sonangol P&P is a partner with 30% interest.

Sonangol has a carried interest of 30% in all blocks during the exploration phase. Statoil will have a financial commitment of approximately 1400 MUSD relating to the abovementioned awards, including signature bonuses and a minimum work commitment. The work commitment consists of 3D seismic acquisition spanning in total 18,400 square kilometres and participation in eight exploration wells in total. Statoil will also contribute to the development of Sonangol's Research and Technology Center, social projects and training programmes for Sonangol employees.

Statoil's technical and subsurface competence, experience in international deep water exploration and established track record in planning and executing large complex offshore projects will be beneficial in unlocking the exploration potential of this pre-salt play.

Statoil is already partner and has shares in blocks 4/05, 15, 15/06, 17 and 31. The Angolan continental shelf is the largest contributor to Statoil's production outside Norway. Statoil's equity production from blocks 15, 17 and 4/05 yielded. 173,000 barrels of oil equivalent per day in 2010 - 34% of the company's total international oil and gas output.

For more information, please contact:

Investor relations
Hilde Nafstad, senior vice president IR, Tel: +47 95783911
Morten Sven Johannessen, vice president, investor relations North America, Tel +1 203 570 2524 (mobile)

Media relations
Bård Glad Pedersen, press spokesperson, Tel +47 91 80 17 91

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: December 20, 2011	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer